04024374

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

6 April 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SEC MAIL PROCESSING SECTION RECEIVED APR 12 2004 WASH, D.C. 158

PROCESSED APR 21 2004 THOMSON FINANCIAL

Attention: Filing Clerk

Dear Sir

SUPPL

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
1 April 2004	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
1 April 2004	Announcement to Australian Stock Exchange Lend Lease to Proceed with Darling Park 3 Office Tower
2 April 2004	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
2 April 2004	Announcement to Australian Stock Exchange Top 20 Shareholders
5 April 2004	Announcement to Australian Stock Exchange Ceasing to be a Substantial Holder Notice – Investa Property Group
5 April 2004	Announcement to Australian Stock Exchange Change in Substantial Holder Notice – ING Industrial Fund
5 April 2004	Announcement to Australian Stock Exchange Change in Substantial Holder Notice – Macquarie Countrywide Trust

Yours faithfully

A P Ho
Assistant Company Secretary

dlw 4/20

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

1 April 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Lend Lease Corporation Limited advises the on market buyback of 62,914 shares for $643,421 on Wednesday 31 March 2004. The highest price paid was $10.25 and the lowest price paid was $10.21. The total maximum number of shares that may be bought back under the buyback is 5,502,586 (refer attached Appendix 3E).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	37,887,320	62,914
4	Total consideration paid or payable for the shares	$371,148,711	$643,421

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 4-Nov-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.25 lowest price paid: $10.21 highest price allowed under rule 7.33: $10.7373

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	5,502,586

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 1/4/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

+ See chapter 19 for defined terms.

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

1 April 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE TO PROCEED WITH DARLING PARK 3 OFFICE TOWER

Lend Lease Corporation Limited today announced that its subsidiary, Lend Lease Development Pty Limited ("Lend Lease"), would proceed with the development of the third tower within the Darling Park Office precinct in Sydney's Darling Harbour. Bovis Lend Lease will commence construction immediately, with completion scheduled by mid 2006.

Lend Lease has secured a major lease pre-commitment with insurance broking and risk consulting company Marsh Pty Ltd and leading human resource consulting company Mercer (both part of the Marsh & McLennan Companies group) for 50% of the third tower's 29,000 square metre floor space. Lend Lease has also secured sale and development agreements with General Property Trust ("GPT"), which will acquire the stage 3 land now for A$30 million, and engage Lend Lease to deliver the completed tower for a total value of A$225 million, including the land and acquisition costs.

Immediately prior to these agreements, Lend Lease acquired the remaining 40% of the land for Darling Park 3 that it did not already own from its Darling Park joint venture partners, Nomura Real Estate and another Japanese investor for undisclosed amounts.

Further details are contained in the attached joint media release.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Attch

Lend Lease
CORPORATION

MEDIA STATEMENT 1 APRIL 2004

LEND LEASE TO PROCEED WITH DARLING PARK 3 OFFICE TOWER

- Lend Lease to sell site to General Property Trust and deliver tower

- Half total lettable space pre-committed to Marsh and Mercer Human Resource Consulting

Lend Lease Development Pty Ltd (Lend Lease) today confirmed it will proceed with the third office tower of the world-class Darling Park office precinct in Sydney's Darling Harbour.

Lend Lease has secured a major lease pre-commitment with insurance broking and risk consulting company Marsh Pty Ltd and leading human resource consulting company Mercer (both part of the Marsh & McLennan Companies group) for 50% of the third tower's 29,000 square metre floor space. Lend Lease has also secured sale and development agreements with General Property Trust ("GPT"), which will acquire the stage 3 land now for A$30 million, and engage Lend Lease to deliver the completed tower for a total value of A$225 million, including the land and acquisition costs.

Bovis Lend Lease will commence design and construction immediately with completion of construction scheduled by May 2006.

Ross Taylor, CEO Lend Lease Asia Pacific, said: "Darling Park 3 is the latest addition to a string of high profile development and construction projects worth more than A$3 billion, which have been secured over the past 12 months alone.

"Darling Park 3 underscores Lend Lease's capacity to integrate all aspects of property – design, development, leasing, project management and construction - to meet the needs of tenants and owners," Mr Taylor said.

"Together with the NSW Government's Rouse Hill Regional Centre, the Hyatt Coolum and Twin Waters projects on Queensland's Sunshine Coast and the Docklands Victoria Harbour precinct in Melbourne, Lend Lease Development has built a 15 year business pipeline for the future."

Des Marks, CEO of Lend Lease Development, said: "The major pre-commitment of Marsh and Mercer to Darling Park 3 for an initial term of 10 years is testimony to the enduring appeal of the A$1 billion Darling Park complex which Lend Lease, along with our joint venture partners, commenced in 1989.

"Marsh and Mercer are high quality tenants. We know they reviewed several options before deciding that Darling Park was the best location based on a range of criteria including floor space efficiency, overall amenity and location.

"GPT was interested in exercising its first right of refusal over the development under the terms of the ownership agreements for Darling Park 1 and Darling Park 2, provided we could deliver a strong pre-commitment and acceptable commercial terms," Mr Marks said.

John Richardson, Chairman of Marsh in Australia and Region Head Pacific said: "Darling Park 3 will bring together employees from five current locations (including Marsh's recent acquisition of Heath Lambert) and will be Marsh's head office for the Pacific region.

"Moving into this new building allows us to design office space that suits the specific needs of our operations and supports our future growth plans."

Simon O'Regan, Chief Executive of Mercer Human Resource Consulting in Australia, said: "We are gaining considerable efficiency by co-locating all our operations in the one building. Mercer believes in creating an environment that encourages a more open, dynamic and communicative culture. The design of our new offices will reflect this ethos.

"Bringing the Marsh and Mercer employees together will benefit our clients as we will have greater access to each other's resources and expertise."

ENDS

Enquiries

Lend Lease Corporation	Lend Lease Asia Pacific	Lend Lease Development
Roger Burrows	Ross Taylor	Simon Basheer
9236 6116	0439 132 302	0411 468 741

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

2 April 2004

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Exchange Limited

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

APPENDIX 3E - DAILY SHARE BUYBACK NOTICE

Lend Lease Corporation Limited advises the on market buyback of 100,000 shares for $1,028,000 on Thursday 1 April 2004. The highest price paid was $10.28 and the lowest price paid was $10.28. The total maximum number of shares that may be bought back under the buyback is 5,402,586 (refer attached Appendix 3E).

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	37,950,234	100,000
4	Total consideration paid or payable for the shares	$371,792,133	$1,028,000

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 04-Nov-03 lowest price paid: $8.20 date: 04-Jul-03	highest price paid: $10.28 lowest price paid: $10.28 highest price allowed under rule 7.33: $10.7394

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	5,402,586

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ......S. Sharpe............ Date: 2/4/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

2 April 2004

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Exchange Limited

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

TOP 20 SHAREHOLDERS

Lend Lease Corporation Limited advises that the following were the Top 20 shareholders of the Company as at 31 March 2004:

Members' Name & Address	Share class	Total number held	Fully paid	Beneficially held
J P Morgan Nominees Australia Limited Locked Bag 7 Royal Exchange Sydney NSW 2001	Ord	70,331,260	Yes	Unknown
Westpac Custodian Nominees Limited 50 Pitt Street Sydney NSW 2000	Ord	51,721,715	Yes	Unknown
LL Employee Holdings Custodian Pty Limited Level 2 Heritage Building 30 The Bond 30 Hickson Road Sydney NSW 2000	Ord	50,652,883	Yes	Yes
National Nominees Limited GPO Box 1406M Melbourne VIC 3001	Ord	42,752,642	Yes	Unknown
Citicorp Nominees Pty Limited GPO Box 764G Melbourne VIC 3001	Ord	13,969,471	Yes	Unknown
ANZ Nominees Limited GPO Box 2842AA Melbourne VIC 3001	Ord	8,922,516	Yes	Unknown

Members' Name & Address	Share class	Total number held	Fully paid	Beneficially held
RBC Global Services Australia Nominees Pty Limited GPO Box 5430 Sydney NSW 2000	Ord	8,165,083	Yes	Unknown
Cogent Nominees Pty Limited PO Box R209 Royal Exchange NSW 1225	Ord	6,379,264	Yes	Unknown
Queensland Investment Corporation c/- National Nominees Limited GPO Box 2242 Brisbane QLD 4001	Ord	4,768,888	Yes	Unknown
HSBC Custody Nominees (Australia) Limited GPO Box 5302 Sydney NSW 2001	Ord	3,588,951	Yes	Unknown
AMP Life Limited PO Box R209 Royal Exchange NSW 1225	Ord	2,890,582	Yes	Unknown
NRMA Nominees Pty Limited c/- NRMA Investment Management 388 George Street Sydney NSW 2000	Ord	2,748,145	Yes	Unknown
Government Superannuation Office c/- National Nominees Limited GPO Box 1406M Melbourne VIC 3001	Ord	2,042,510	Yes	Unknown
PSS Board c/- Chase Manhattan Nominees Limited Locked Bag 7 Royal Exchange Sydney NSW 2001	Ord	2,029,345	Yes	Unknown
CSS Board c/- Chase Manhattan Nominees Limited Locked Bag 7 Royal Exchange Sydney NSW 2001	Ord	1,711,908	Yes	Unknown
Tasman Asset Management Ltd GPO Box 5078 Sydney NSW 2001	Ord	1,569,711	Yes	Unknown
Victorian Workcover Authority c/- National Nominees Limited GPO Box 1406M Melbourne VIC 3001	Ord	1,438,954	Yes	Unknown
Guardian Trust Australia Ltd GPO Box 469 Sydney NSW 2001	Ord	1,222,225	Yes	Unknown

Members' Name & Address	Share class	Total number held	Fully paid	Beneficially held
Transport Accident Commission c/- National Nominees Limited GPO Box 1406M Melbourne VIC 3001	Ord	1,144,314	Yes	Unknown
Health Super Pty Ltd c/- National Nominees Limited GPO Box 1406M Melbourne VIC 3001	Ord	1,054,837	Yes	Unknown

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

5 April 2004

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Exchange Limited

Pages: Twelve (12) pages

Dear Sir

Re: Stock Exchange Announcement
Ceasing to be a Substantial Holder Notice under subsection 671B

We enclose under subsection 671B Notice of Ceasing to be a Substantial Holder in Investa Property Group.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S J Sharpe
Company Secretary

Attach

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company name/Scheme: Investa Property Group
ACN/ARSN: 088 705 882

1. Details of substantial holder (1)

Name: Lend Lease Corporation Limited
ACN (if applicable): 000 226 228

The holder ceased to be a substantial holder on: 02/04/04
The previous notice was given to the company on: 15/03/04
The previous notice was dated: 15/03/04

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
Refer Annex 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2

3. Changes in association

The following persons who have become associates (3) of,ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporation Limited and its subsidiaries named in Annexure 1	Level 46, Tower Building, Australia Square Sydney NSW 2000

Signature

print name: S J Sharpe   capacity: Company Secretary

signature: pp   date: 05/04/04

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 05/04/04.

pp ....

S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

- Bovis Lend Lease Pty Limited
- Bovis McLachlan Pty Limited
- Bovis TPC Pty Limited
- Lend Lease (Taiwan) Pty Limited

Project and Construction Management - International

- Bovis McLachlan Ltd
- Bovis Lend Lease SA
- Bovis Lend Lease Inc
- BCM Gerenciamento, Engenharia e Construcao Ltds
- Crystal Engineering Ltd Co of Shanghai
- Bovis Lend Lease Project Consulting (Shanghai) Co Limited
- Bovis Lend Lease SA (Chile)
- Bovis Lend Lease (Costa Rica) SA
- Bovis Lend Lease – Puerto Rico, S.E.
- Bovis Lend Lease a.s.
- Bovis Egypt SAE
- Bovis Lend Lease SA
- Bovis Lend Lease SA
- Lehrer McGovern Bovis SARL
- Bovis Lend Lease Holdings Gmbh
- Bovis Lend Lease I'RW AG
- Haremead GmbH
- Bovis Lend Lease Microelectronics GmbH
- Bovis Lend Lease Bau Gmbh
- Bovis Lend Lease General Construction Limited Liability Co
- Bovis Lend Lease Limited
- Bovis Lend Lease China (HK) Limited
- Lend Lease Real Estate Investments (HK) Pte Ltd.
  (formerly Normanno Limited)
- Bovis Lend Lease Menoki Tanacsado KFT
- Bovis Lend Lease PVT Limited
- PT Lend Lease Graha Indonesia
- FEBC Pvt Limited
- Bovis Lend Lease SRL
- Bovis Lend Lease Japan, Inc
- Bovis Lend Lease Telecom, Inc
- I'RW AG Beratende Ingenieure Italien GmbH
- Bovis Lend Lease Sdn Bhd (formerly Lend Lease Project Management Sdn Bhd)
- Bovis Malaysia Sdn Bhd
- Lehrer McGovern Malaysia Sdn Bhd
- WTW Bovis Sdn Bhd
- Impro Intelligent Building Services Sdn Bhd
- Bovis Lend Lease SA de CV
- Bovis Lend Lease Services SA de CV
- Bovis Lend Lease Microelectronics Group BV
- Crystal Consulting Engineers BV

This is page 2 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 05/04/04.

....
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Bovis Lend Lease SP Zoo
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limita
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited)
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis Lend Lease Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeomans & Partners Limited
Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited

This is page 3 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 05/04/04.

....

pp S J Sharpe
Company Secretary

ENTITY NAME

Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease LP
Schal Bovis, Inc
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc
Actus Lend Lease, LLC
Bovis Construction Colorado, Inc
Bovis International, Inc, Delaware
Bovis Lend Lease Holdings, Inc
Bovis Lend Lease, Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LMB, Inc
M-L Bovis Holdings Limited
Bovis Venezuela SA
M&S Capital, Inc
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership
Lend Lease Development Services
Bovis Lend Lease SA

Integrated Development Businesses - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited

S J Sharpe
Company Secretary

ENTITY NAME

Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
NS Management Services Pty Ltd
Delfin Lend Lease Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Services Pty Ltd
Delfin Realty (Qld) Pty Ltd
Limosa Pty Limited
Delfin Lend Lease Sunbury
Lend Lease (No 2) Limited

Integrated Development Businesses - International

Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Central Europe SP Zoo
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
LL Bluewater Park Limited (formerly LL Dundee Investment Limited)
Lend Lease Global Investment Plc
Lend Lease Solihull Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited

This is page 5 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 05/04/04.

....

pp S J Sharpe
Company Secretary

ENTITY NAME

Lend Lease (No. 2) Limited
Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Ltd)
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Real Estate Solutions (UK) Limited (formerly Lend Lease Projects Limited)
Lend Lease Central Europe SP Zoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
San Francisco Cruise Terminal, LLC
Lend Lease Chapelfield Partnerhsip
Lend Lease China (HK) Limited
Peninsula LP Limited

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited
DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend Lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited
Lend Lease Asia Water Pty Limited

Real Estate Investments - International

REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 05/04/04.

....

pp S J Sharpe
Company Secretary

ENTITY NAME

Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Fareham Limited
LLHR UK Limited
Lend Lease Industrial Property Fund GmbH
Lend Lease IPF GmbH
Lend Lease Property Fund Bedburg Holding GmbH & Co KG
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Kamen Holding GmbH & Co KG
Lend Lease Property Fund Kamen PPL GmbH
Lend Lease Property Fund Troisdorf Holding GmbH & Co KG
Lend Lease Property Fund Troisdorf PPL GmbH
Lend Lease Property Fund Troisdorf GmbH
Lend Lease Property Fund Morfelden Holding GmbH & Co KG
Lend Lease Property Fund Morfelden PPL GmbH
Lend Lease Property Fund Morfelden GmbH
Lend Lease Real Estate Investments GmbH
Lend Lease Retail Investments Services Limited
Lend Lease Japan Pty Ltd
Lend Lease Retail Investments Espana SL
Lend Lease Shopping Centres SL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
European Retail Services Limited
Lend Lease Commercial Espana SL
Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Limited)
Lend Lease European Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Yarmouth Lend Lease Acquisitions, Inc
Yarmouth Lend Lease King of Prussia, Inc
Lend Lease Hotel Holdings, Inc
Lend Lease (US) Holdings, Inc
Yarmouth Cheyenne Holdings, Inc
Lend Lease Investments Holdings, Inc
Lend Lease (US) Services, Inc
YCPGPII, Inc

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 05/04/04.

pp ....

S J Sharpe
Company Secretary

ENTITY NAME

Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc
Lend Lease Agri Business, Inc
Lend Lease Mortgage Investments, Inc
Pearl Principal Managers Inc
CapMark Services LP
Holliday Fengolio Fowler, LP
HFF - GP Inc
Pearl Mortgage Inc
BFG - GP Inc
Lend Lease Clinton 54 LLC
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLL stat
Cordia Senior Living, LLC
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease (US) Inc
Lend Lease Mortgage Capital, LP
Lend Lease Asset Management, LP
Lend Lease (US) International LLC
Lend Lease Investments Inc
Lend Lease Capital & Real Estate Services, Inc (formerly Lend Lease Development (US), Inc)
Lend Lease Long Beach, LLC
Lend Lease Hyperion Capital Advisors, LLC
Rosen Consulting Group
Lend Lease Real Estate Fund B, Inc
Lend Lease Real Estate Fund C, Inc
VEF IV GP, Inc
Granite Equities, Inc
Profectus, LLC
Prowswood Companies
San Francisco Cruise Terminal, LLC
Lend Lease Housing Finance Group, LP
Lend Lease Lincoln Plaza, Inc
CMF GP, Inc
BF Senior Housing, LLC
BF Investment Tax Credits Acquisitions, LP
Lend Lease Colorado, LLC
Boston Financial Multifamily Investment Trust II, Inc
BFG Investments, LLC
West Cedar Managing, Inc
LL – GP West, Inc

This is page 8 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 05/04/04.

pp S J Sharpe
Company Secretary

ENTITY NAME

BF Leawood, Inc
BF Haskell Managing Inc
BF Cross Creek, Inc
BF Churchill Managing, Inc
Arch Street VIII, Inc
BF Willowlake, Inc
SLP, Inc
BFG New Orchard, Inc
BF Colorado, LP
BF Lansing, LP
BF Leawood, LP
BF Texas, LP
Vester/Lend Lease Glendale Fashion Centre, LLC
Vester/Lend Lease Long Beach Town Centre, LLC
BF Colorado, Inc
BF Texas, Inc
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Corporation
Lend Lease Japan Portfolio Investments, Inc
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea Limited
Lend Lease Equities SA de CV (formerly Lend Lease de Mexico SA de CV
Lend Lease (Thailand) Limited
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A

Equity Investments

Martensite Pty Limited
Lend Lease Custodian Pty Limited
Orebro Pty Limited
GLL Real Estate Partners GmbH

Group Services - Australian

Australian
Lend Lease Singapore Investments Pty Limited
Lend Lease Corporation Limited
Lend Lease Finance Limited
Serenia Pty Limited
Lend Lease International Pty Limited
Lend Lease Insurance Limited
City Centre Development Limited
Costal Limited
Lend Lease New Zealand Pty Limited
Lend Lease Property Securities Management Pty Limited
Lend Lease Management Services Limited

Group Services - International

Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 2 pages of Annexure 2 referred to in Form 605 signed by me and dated 05/04/04.

pp S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	20,730,291
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	21,652,135
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	16,037,023
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	1,526,871
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	12,201,412
Balance as at 15/03/04			72,147,732

DATE	NATURE OF CHANGE	CONSIDERATION $	QUANTITY
16/03/04	Sale	(140,700)	(70,000)
16/03/04	Sale	(261,300)	(130,000)
17/03/04	Sale	(161,600)	(80,000)
17/03/04	Sale	(40,400)	(20,000)
29/03/04	Sale	(203,000)	(100,000)
29/03/04	Sale	(812,000)	(400,000)
30/03/04	Sale	(51,250)	(25,000)
30/03/04	Sale	(563,750)	(275,000)
02/04/04	Sale	(206,000)	(100,000)

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ABN 54 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ABN 32 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ABN 90 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ABN 30 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust and the MLC Pooled Trust.

This is page 2 of 2 pages of Annexure 2 referred to in Form 605 signed by me and dated 05/04/04.

....

pp S J Sharpe
Company Secretary

"National Nominees" means National Nominees Limited (ABN 51 004 278 899), a subsidiary of National Australia Bank Limited (ABN 12 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ABN 21 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super" means Woolworths Group Superannuation Scheme Pty Limited (ABN 25 010 009 382) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Pooled Trust MLC MasterKey Unit Trust
Cogent Nominees Pty Limited	WOW Super
National Nominees Limited	Victoria State Superannuation Fund

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

5 April 2004

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Exchange Limited

Pages: Fifteen (15) pages

Dear Sir

Re: Stock Exchange Announcement
Change in Substantial Holder Notice under subsection 671B

We enclose under subsection 671B Notice of Change in Substantial Holder in ING Industrial Fund.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

pp **S J Sharpe**
Company Secretary

Attach

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company name/Scheme ING Industrial Fund
ACN/ARSN 089 038 175

1. Details of substantial holder (1)

Name Lend Lease Corporation Limited
ACN/ARSN (if applicable) 000 226 228

There was a change in the interests of the substantial holder on 05/04/04
The previous notice was given to the company on 01/04/03
The previous notice was dated 01/04/03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Units	46,633,824	7.37%	43,903,998	6.24%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporation Limited and its subsidiaries named in Annexure 1	Level 46, Tower Building, Australia Square Sydney NSW 2000

Signature

print name S J Sharpe capacity Company Secretary

sign here pp [signature] date 05/04/04

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 05/04/04.

pp ....
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited

Project and Construction Management - International

Bovis McLachlan Ltd
Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lease – Puerto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Lend Lease Real Estate Investments (HK) Pte Ltd.
(formerly Normanno Limited)
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
FEBC Pvt Limited
Bovis Lend Lease SRL
Bovis Lend Lease Japan, Inc
Bovis Lend Lease Telecom, Inc
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd (formerly Lend Lease Project Management Sdn Bhd)
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA de CV
Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV

This is page 2 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 05/04/04.

pp ....
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Bovis Lend Lease SP Zoo
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limita
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited)
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis Lend Lease Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeomans & Partners Limited
Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 05/04/04.

pp S J Sharpe
Company Secretary

ENTITY NAME

Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease LP
Schal Bovis, Inc
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc
Actus Lend Lease, LLC
Bovis Construction Colorado, Inc
Bovis International, Inc, Delaware
Bovis Lend Lease Holdings, Inc
Bovis Lend Lease, Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LMB, Inc
M-L Bovis Holdings Limited
Bovis Venezuela SA
M&S Capital, Inc
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership
Lend Lease Development Services
Bovis Lend Lease SA

Integrated Development Businesses - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited

This is page 4 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 05/04/04.

....

S J Sharpe
Company Secretary

ENTITY NAME

Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
NS Management Services Pty Ltd
Delfin Lend Lease Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Services Pty Ltd
Delfin Realty (Qld) Pty Ltd
Limosa Pty Limited
Delfin Lend Lease Sunbury
Lend Lease (No 2) Limited

Integrated Development Businesses - International

Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Central Europe SP Zoo
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
LL Bluewater Park Limited (formerly LL Dundee Investment Limited)
Lend Lease Global Investment Plc
Lend Lease Solihull Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited

....

S J Sharpe
Company Secretary

ENTITY NAME

Lend Lease (No. 2) Limited
Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Ltd)
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Real Estate Solutions (UK) Limited (formerly Lend Lease Projects Limited)
Lend Lease Central Europe SP Zoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
San Francisco Cruise Terminal, LLC
Lend Lease Chapelfield Partnerhsip
Lend Lease China (HK) Limited
Peninsula LP Limited

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited
DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend Lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited
Lend Lease Asia Water Pty Limited

Real Estate Investments - International

REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited

This is page 6 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 05/04/04.

....

pp S J Sharpe
Company Secretary

ENTITY NAME

Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Fareham Limited
LLHR UK Limited
Lend Lease Industrial Property Fund GmbH
Lend Lease IPF GmbH
Lend Lease Property Fund Bedburg Holding GmbH & Co KG
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Kamen Holding GmbH & Co KG
Lend Lease Property Fund Kamen PPL GmbH
Lend Lease Property Fund Troisdorf Holding GmbH & Co KG
Lend Lease Property Fund Troisdorf PPL GmbH
Lend Lease Property Fund Troisdorf GmbH
Lend Lease Property Fund Morfelden Holding GmbH & Co KG
Lend Lease Property Fund Morfelden PPL GmbH
Lend Lease Property Fund Morfelden GmbH
Lend Lease Real Estate Investments GmbH
Lend Lease Retail Investments Services Limited
Lend Lease Japan Pty Ltd
Lend Lease Retail Investments Espana SL
Lend Lease Shopping Centres SL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
European Retail Services Limited
Lend Lease Commercial Espana SL
Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Limited)
Lend Lease European Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Yarmouth Lend Lease Acquisitions, Inc
Yarmouth Lend Lease King of Prussia, Inc
Lend Lease Hotel Holdings, Inc
Lend Lease (US) Holdings, Inc
Yarmouth Cheyenne Holdings, Inc
Lend Lease Investments Holdings, Inc
Lend Lease (US) Services, Inc
YCPGPII, Inc

ANNEXURE 1

pp ....

S J Sharpe
Company Secretary

ENTITY NAME

Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc
Lend Lease Agri Business, Inc
Lend Lease Mortgage Investments, Inc
Pearl Principal Managers Inc
CapMark Services LP
Holliday Fengolio Fowler, LP
HFF - GP Inc
Pearl Mortgage Inc
BFG - GP Inc
Lend Lease Clinton 54 LLC
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLL stat
Cordia Senior Living, LLC
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease (US) Inc
Lend Lease Mortgage Capital, LP
Lend Lease Asset Management, LP
Lend Lease (US) International LLC
Lend Lease Investments Inc
Lend Lease Capital & Real Estate Services, Inc (formerly Lend Lease Development (US), Inc)
Lend Lease Long Beach, LLC
Lend Lease Hyperion Capital Advisors, LLC
Rosen Consulting Group
Lend Lease Real Estate Fund B, Inc
Lend Lease Real Estate Fund C, Inc
VEF IV GP, Inc
Granite Equities, Inc
Profectus, LLC
Prowswood Companies
San Francisco Cruise Terminal, LLC
Lend Lease Housing Finance Group, LP
Lend Lease Lincoln Plaza, Inc
CMF GP, Inc
BF Senior Housing, LLC
BF Investment Tax Credits Acquisitions, LP
Lend Lease Colorado, LLC
Boston Financial Multifamily Investment Trust II, Inc
BFG Investments, LLC
West Cedar Managing, Inc
LL – GP West, Inc

This is page 8 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 05/04/04.

pp ....
S J Sharpe
Company Secretary

ENTITY NAME

BF Leawood, Inc
BF Haskell Managing Inc
BF Cross Creek, Inc
BF Churchill Managing, Inc
Arch Street VIII, Inc
BF Willowlake, Inc
SLP, Inc
BFG New Orchard, Inc
BF Colorado, LP
BF Lansing, LP
BF Leawood, LP
BF Texas, LP
Vester/Lend Lease Glendale Fashion Centre, LLC
Vester/Lend Lease Long Beach Town Centre, LLC
BF Colorado, Inc
BF Texas, Inc
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Corporation
Lend Lease Japan Portfolio Investments, Inc
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea Limited
Lend Lease Equities SA de CV (formerly Lend Lease de Mexico SA de CV
Lend Lease (Thailand) Limited
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A

Equity Investments

Martensite Pty Limited
Lend Lease Custodian Pty Limited
Orebro Pty Limited
GLL Real Estate Partners GmbH

Group Services - Australian

Australian
Lend Lease Singapore Investments Pty Limited
Lend Lease Corporation Limited
Lend Lease Finance Limited
Serenia Pty Limited
Lend Lease International Pty Limited
Lend Lease Insurance Limited
City Centre Development Limited
Costal Limited
Lend Lease New Zealand Pty Limited
Lend Lease Property Securities Management Pty Limited
Lend Lease Management Services Limited

Group Services - International

Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 5 pages of Annexure 2 referred to in Form 604 signed by me and dated 05/04/04.

pp ....
S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	12,540,715
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	10,526,133
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	15,403,083
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	920,571
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	7,243,322
Balance as at 31 March 2003			46,633,824

DATE	NATURE OF CHANGE	CONSIDERATION $	QUANTITY
03/04/03	Purchase	218,770	131,000
03/04/03	Purchase	120,240	72,000
03/04/03	Purchase	869,162	520,456
03/04/03	Purchase	148,630	89,000
03/04/03	Purchase	237,140	142,000
03/04/03	Purchase	85,170	51,000
03/04/03	Purchase	1,027,050	615,000
22/04/03	Purchase	81,189	49,427
22/04/03	Purchase	47,954	29,194
22/04/03	Purchase	432,654	263,396
22/04/03	Purchase	31,760	19,335
22/04/03	Purchase	363,151	221,083
22/04/03	Purchase	522,000	300,000
22/04/03	Purchase	348,000	200,000
22/04/03	Purchase	531,406	323,515
20/05/03	Sale	(857,500)	(490,000)
30/05/03	Sale	(356,000)	(200,000)
05/06/03	Purchase	142,176	80,000
05/06/03	Purchase	83,528	47,000
05/06/03	Purchase	758,864	427,000
05/06/03	Purchase	135,280	76,000
05/06/03	Purchase	209,710	118,000
05/06/03	Purchase	55,093	31,000
05/06/03	Purchase	630,906	355,000
05/06/03	Purchase	94,970	53,438
05/06/03	Purchase	1,199,720	674,000
11/07/03	Purchase	478,800	280,000
16/07/03	Sale	(34,800)	(20,000)
16/07/03	Sale	(40,020)	(23,000)

ANNEXURE 2

This is page 2 of 5 pages of Annexure 2 referred to in Form 604 signed by me and dated 05/04/04.

....

pp S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	CONSIDERATION $	QUANTITY
16/07/03	Sale	(234,900)	(135,000)
16/07/03	Sale	(74,820)	(43,000)
16/07/03	Sale	(40,020)	(23,000)
16/07/03	Sale	(548,100)	(315,000)
16/07/03	Sale	(245,340)	(141,000)
25/07/03	Purchase	42,000	25,000
25/07/03	Purchase	62,160	37,000
25/07/03	Purchase	114,240	68,000
25/07/03	Purchase	109,200	65,000
25/07/03	Purchase	42,000	25,000
25/07/03	Purchase	252,000	150,000
25/07/03	Purchase	213,049	126,815
20/08/03	Sale	(96,900)	(57,000)
20/08/03	Sale	(56,100)	(33,000)
20/08/03	Sale	(515,100)	(303,000)
20/08/03	Sale	(141,100)	(83,000)
20/08/03	Sale	(37,400)	(22,000)
20/08/03	Sale	(419,900)	(247,000)
20/08/03	Sale	(603,500)	(355,000)
21/08/03	Purchase	90,177	51,393
21/08/03	Purchase	53,068	30,244
21/08/03	Purchase	477,498	272,133
21/08/03	Purchase	132,344	75,425
21/08/03	Purchase	35,254	20,092
21/08/03	Purchase	397,688	226,648
21/08/03	Purchase	567,663	323,519
29/08/03	Sale	(88,400)	(52,000)
29/08/03	Sale	(51,000)	(30,000)
29/08/03	Sale	(469,200)	(276,000)
29/08/03	Sale	(129,200)	(76,000)
29/08/03	Sale	(34,000)	(20,000)
29/08/03	Sale	(380,800)	(224,000)
29/08/03	Sale	(547,400)	(322,000)
02/09/03	Purchase	0	1
18/09/03	Purchase	0	8
18/09/03	Purchase	0	7
18/09/03	Purchase	0	10
07/10/03	Sale	(40,750)	(25,000)
07/10/03	Sale	(24,450)	(15,000)
07/10/03	Sale	(224,940)	(138,000)
07/10/03	Sale	(57,050)	(35,000)
07/10/03	Sale	(205,380)	(126,000)
07/10/03	Sale	(262,430)	(161,000)
08/10/03	Sale	(249,000)	(150,000)
23/10/03	Purchase	166,650	101,000
23/10/03	Purchase	80,850	49,000
23/10/03	Purchase	968,550	587,000
23/10/03	Purchase	222,750	135,000
23/10/03	Purchase	52,800	32,000

ANNEXURE 2

....

S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	CONSIDERATION $	QUANTITY
23/10/03	Purchase	641,850	389,000
23/10/03	Purchase	754,050	457,000
27/10/03	Purchase	488,008	300,294
27/10/03	Purchase	394,683	242,867
27/10/03	Purchase	571,065	351,403
05/11/03	Sale	(100,200)	(60,000)
05/11/03	Sale	(200,400)	(120,000)
05/11/03	Sale	(116,900)	(70,000)
07/11/03	Sale	(282,200)	(170,000)
07/11/03	Sale	(222,440)	(134,000)
07/11/03	Sale	(325,360)	(196,000)
10/11/03	Sale	(285,520)	(172,000)
10/11/03	Sale	(224,100)	(135,000)
10/11/03	Sale	(763,600)	(460,000)
10/11/03	Sale	(320,380)	(193,000)
25/11/03	Purchase	375,750	225,000
10/12/03	Sale	(356,000)	(200,000)
11/12/03	Sale	(844,800)	(480,000)
11/12/03	Sale	(354,000)	(200,000)
18/12/03	Sale	(26,550)	(15,000)
18/12/03	Sale	(318,600)	(180,000)
18/12/03	Sale	(185,850)	(105,000)
13/01/04	Sale	(75,180)	(42,000)
13/01/04	Sale	(50,120)	(28,000)
13/01/04	Sale	(397,380)	(222,000)
13/01/04	Sale	(109,190)	(61,000)
13/01/04	Sale	(28,640)	(16,000)
13/01/04	Sale	(307,880)	(172,000)
13/01/04	Sale	(821,610)	(459,000)
14/01/04	Sale	(151,200)	(84,000)
14/01/04	Sale	(493,200)	(274,000)
14/01/04	Sale	(147,600)	(82,000)
14/01/04	Sale	(221,400)	(123,000)
14/01/04	Sale	(34,200)	(19,000)
14/01/04	Sale	(432,000)	(240,000)
14/01/04	Sale	(320,400)	(178,000)
16/01/04	Sale	(106,800)	(60,000)
02/02/04	Sale	(224,460)	(129,000)
02/02/04	Sale	(151,380)	(87,000)
02/02/04	Sale	(1,195,380)	(687,000)
02/02/04	Sale	(328,860)	(189,000)
02/02/04	Sale	(87,000)	(50,000)
02/02/04	Sale	(1,108,380)	(637,000)
02/02/04	Sale	(1,254,540)	(721,000)
04/02/04	Sale	(61,250)	(35,000)
04/02/04	Sale	(42,000)	(24,000)
04/02/04	Sale	(327,250)	(187,000)
04/02/04	Sale	(89,250)	(51,000)
04/02/04	Sale	(24,500)	(14,000)

ANNEXURE 2

This is page 4 of 5 pages of Annexure 2 referred to in Form 604 signed by me and dated 05/04/04.

....

S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	CONSIDERATION $	QUANTITY
04/02/04	Sale	(252,000)	(144,000)
04/02/04	Sale	(262,500)	(150,000)
04/02/04	Sale	(78,750)	(45,000)
04/02/04	Sale	(264,000)	(150,000)
20/02/04	Purchase	93,617	54,230
20/02/04	Purchase	63,134	36,572
20/02/04	Purchase	500,337	289,832
20/02/04	Purchase	137,541	79,674
20/02/04	Purchase	36,173	20,954
20/02/04	Purchase	387,118	224,247
20/02/04	Purchase	526,456	304,962
15/03/04	Sale	(102,480)	(56,000)
15/03/04	Sale	(234,240)	(128,000)
16/03/04	Sale	(145,600)	(80,000)
16/03/04	Sale	(218,400)	(120,000)
19/03/04	Sale	(55,200)	(30,000)
19/03/04	Sale	(312,800)	(170,000)
24/03/04	Sale	(186,000)	(100,000)
25/03/04	Sale	(276,000)	(150,000)
02/04/04	Sale	(91,500)	(50,000)

Balance as at 5 April 2004 (refer below)	**43,903,998**
Number of units on issue	**704,099,000**
Percentage of issued units held	**6.24%**

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	12,881,834
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	12,863,745
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	9,669,985
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	940,953
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	7,547,481
Balance as at 5 April 2004			43,903,998

ANNEXURE 2

This is page 5 of 5 pages of Annexure 2 referred to in Form 604 signed by me and dated 05/04/04.

pp ....

S J Sharpe
Company Secretary

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ABN 54 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ABN 32 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ABN 90 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ABN 30 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust and the MLC Pooled Trust.

"National Nominees" means National Nominees Limited (ABN 51 004 278 899), a subsidiary of National Australia Bank Limited (ABN 12 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ABN 21 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super" means Woolworths Group Superannuation Scheme Pty Limited (ABN 25 010 009 382) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Pooled Trust MLC MasterKey Unit Trust
Cogent Nominees Pty Limited	WOW Super
National Nominees Limited	Victoria State Superannuation Fund

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

5 April 2004

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Exchange Limited

Pages: Fourteen (14) pages

Dear Sir

Re: Stock Exchange Announcement
Change in Substantial Holder Notice under subsection 671B

We enclose under subsection 671B Notice of Change in Substantial Holder in Macquarie Countrywide Trust.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

pp **S J Sharpe**
Company Secretary

Attach

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company name/Scheme	Macquarie Countrywide Trust
ACN/ARSN	093 143 965

1. Details of substantial holder (1)

Name	Lend Lease Corporation Limited
ACN/ARSN (if applicable)	000 226 228

There was a change in the interests of the substantial holder on	05/04/04
The previous notice was given to the company on	26/08/03
The previous notice was dated	26/08/03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Units	41,327,571	8.00%	42,887,430	6.91%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporation Limited and its subsidiaries named in Annexure 1	Level 46, Tower Building, Australia Square Sydney NSW 2000

Signature

print name S J Sharpe capacity Company Secretary

sign here pp [signature] date 05/04/04

This is page 1 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 05/04/04.

pp S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia
- Bovis Lend Lease Pty Limited
- Bovis McLachlan Pty Limited
- Bovis TPC Pty Limited
- Lend Lease (Taiwan) Pty Limited

Project and Construction Management - International
- Bovis McLachlan Ltd
- Bovis Lend Lease SA
- Bovis Lend Lease Inc
- BCM Gerenciamento, Engenharia e Construcao Ltds
- Crystal Engineering Ltd Co of Shanghai
- Bovis Lend Lease Project Consulting (Shanghai) Co Limited
- Bovis Lend Lease SA (Chile)
- Bovis Lend Lease (Costa Rica) SA
- Bovis Lend Lease – Puerto Rico, S.E.
- Bovis Lend Lease a.s.
- Bovis Egypt SAE
- Bovis Lend Lease SA
- Bovis Lend Lease SA
- Lehrer McGovern Bovis SARL
- Bovis Lend Lease Holdings Gmbh
- Bovis Lend Lease I'RW AG
- Haremead GmbH
- Bovis Lend Lease Microelectronics GmbH
- Bovis Lend Lease Bau Gmbh
- Bovis Lend Lease General Construction Limited Liability Co
- Bovis Lend Lease Limited
- Bovis Lend Lease China (HK) Limited
- Lend Lease Real Estate Investments (HK) Pte Ltd. (formerly Normanno Limited)
- Bovis Lend Lease Menoki Tanacsado KFT
- Bovis Lend Lease PVT Limited
- PT Lend Lease Graha Indonesia
- FEBC Pvt Limited
- Bovis Lend Lease SRL
- Bovis Lend Lease Japan, Inc
- Bovis Lend Lease Telecom, Inc
- I'RW AG Beratende Ingenieure Italien GmbH
- Bovis Lend Lease Sdn Bhd (formerly Lend Lease Project Management Sdn Bhd)
- Bovis Malaysia Sdn Bhd
- Lehrer McGovern Malaysia Sdn Bhd
- WTW Bovis Sdn Bhd
- Impro Intelligent Building Services Sdn Bhd
- Bovis Lend Lease SA de CV
- Bovis Lend Lease Services SA de CV
- Bovis Lend Lease Microelectronics Group BV
- Crystal Consulting Engineers BV

This is page 2 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 05/04/04.

....
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Bovis Lend Lease SP Zoo
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limita
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited)
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis Lend Lease Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeomans & Partners Limited
Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited

This is page 3 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 05/04/04.

pp S J Sharpe
Company Secretary

ENTITY NAME

Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease LP
Schal Bovis, Inc
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc
Actus Lend Lease, LLC
Bovis Construction Colorado, Inc
Bovis International, Inc, Delaware
Bovis Lend Lease Holdings, Inc
Bovis Lend Lease, Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LMB, Inc
M-L Bovis Holdings Limited
Bovis Venezuela SA
M&S Capital, Inc
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership
Lend Lease Development Services
Bovis Lend Lease SA

Integrated Development Businesses - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited

This is page 4 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 05/04/04.

....

pp S J Sharpe
Company Secretary

ENTITY NAME

Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
NS Management Services Pty Ltd
Delfin Lend Lease Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Services Pty Ltd
Delfin Realty (Qld) Pty Ltd
Limosa Pty Limited
Delfin Lend Lease Sunbury
Lend Lease (No 2) Limited

Integrated Development Businesses - International

Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Central Europe SP Zoo
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
LL Bluewater Park Limited (formerly LL Dundee Investment Limited)
Lend Lease Global Investment Plc
Lend Lease Solihull Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited

pp ....

S J Sharpe
Company Secretary

ENTITY NAME

Lend Lease (No. 2) Limited
Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Ltd)
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Real Estate Solutions (UK) Limited (formerly Lend Lease Projects Limited)
Lend Lease Central Europe SP Zoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
San Francisco Cruise Terminal, LLC
Lend Lease Chapelfield Partnerhsip
Lend Lease China (HK) Limited
Peninsula LP Limited

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited
DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend Lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited
Lend Lease Asia Water Pty Limited

Real Estate Investments - International

REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited

This is page 6 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 05/04/04.

pp S J Sharpe
Company Secretary

ENTITY NAME

Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Fareham Limited
LLHR UK Limited
Lend Lease Industrial Property Fund GmbH
Lend Lease IPF GmbH
Lend Lease Property Fund Bedburg Holding GmbH & Co KG
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Bedburg
Lend Lease Property Fund Kamen Holding GmbH & Co KG
Lend Lease Property Fund Kamen PPL GmbH
Lend Lease Property Fund Troisdorf Holding GmbH & Co KG
Lend Lease Property Fund Troisdorf PPL GmbH
Lend Lease Property Fund Troisdorf GmbH
Lend Lease Property Fund Morfelden Holding GmbH & Co KG
Lend Lease Property Fund Morfelden PPL GmbH
Lend Lease Property Fund Morfelden GmbH
Lend Lease Real Estate Investments GmbH
Lend Lease Retail Investments Services Limited
Lend Lease Japan Pty Ltd
Lend Lease Retail Investments Espana SL
Lend Lease Shopping Centres SL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
European Retail Services Limited
Lend Lease Commercial Espana SL
Lend Lease Urban Regeneration Limited (formerly Overgate Feeder GP Limited)
Lend Lease European Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Yarmouth Lend Lease Acquisitions, Inc
Yarmouth Lend Lease King of Prussia, Inc
Lend Lease Hotel Holdings, Inc
Lend Lease (US) Holdings, Inc
Yarmouth Cheyenne Holdings, Inc
Lend Lease Investments Holdings, Inc
Lend Lease (US) Services, Inc
YCPGPII, Inc

This is page 7 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 05/04/04.

pp ....
S J Sharpe
Company Secretary

ENTITY NAME

Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc
Lend Lease Agri Business, Inc
Lend Lease Mortgage Investments, Inc
Pearl Principal Managers Inc
CapMark Services LP
Holliday Fengolio Fowler, LP
HFF - GP Inc
Pearl Mortgage Inc
BFG - GP Inc
Lend Lease Clinton 54 LLC
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLL stat
Cordia Senior Living, LLC
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease (US) Inc
Lend Lease Mortgage Capital, LP
Lend Lease Asset Management, LP
Lend Lease (US) International LLC
Lend Lease Investments Inc
Lend Lease Capital & Real Estate Services, Inc (formerly Lend Lease Development (US), Inc)
Lend Lease Long Beach, LLC
Lend Lease Hyperion Capital Advisors, LLC
Rosen Consulting Group
Lend Lease Real Estate Fund B, Inc
Lend Lease Real Estate Fund C, Inc
VEF IV GP, Inc
Granite Equities, Inc
Profectus, LLC
Prowswood Companies
San Francisco Cruise Terminal, LLC
Lend Lease Housing Finance Group, LP
Lend Lease Lincoln Plaza, Inc
CMF GP, Inc
BF Senior Housing, LLC
BF Investment Tax Credits Acquisitions, LP
Lend Lease Colorado, LLC
Boston Financial Multifamily Investment Trust II, Inc
BFG Investments, LLC
West Cedar Managing, Inc
LL – GP West, Inc

This is page 8 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 05/04/04.

....

S J Sharpe
Company Secretary

ENTITY NAME

BF Leawood, Inc
BF Haskell Managing Inc
BF Cross Creek, Inc
BF Churchill Managing, Inc
Arch Street VIII, Inc
BF Willowlake, Inc
SLP, Inc
BFG New Orchard, Inc
BF Colorado, LP
BF Lansing, LP
BF Leawood, LP
BF Texas, LP
Vester/Lend Lease Glendale Fashion Centre, LLC
Vester/Lend Lease Long Beach Town Centre, LLC
BF Colorado, Inc
BF Texas, Inc
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Corporation
Lend Lease Japan Portfolio Investments, Inc
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea Limited
Lend Lease Equities SA de CV (formerly Lend Lease de Mexico SA de CV
Lend Lease (Thailand) Limited
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A

Equity Investments

Martensite Pty Limited
Lend Lease Custodian Pty Limited
Orebro Pty Limited
GLL Real Estate Partners GmbH

Group Services - Australian

Australian
Lend Lease Singapore Investments Pty Limited
Lend Lease Corporation Limited
Lend Lease Finance Limited
Serenia Pty Limited
Lend Lease International Pty Limited
Lend Lease Insurance Limited
City Centre Development Limited
Costal Limited
Lend Lease New Zealand Pty Limited
Lend Lease Property Securities Management Pty Limited
Lend Lease Management Services Limited

Group Services - International

Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 4 pages of Annexure 2 referred to in Form 604 signed by me and dated 05/04/04.

pp S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	11,390,591
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	9,243,363
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	13,324,704
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	834,480
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	6,534,433
Balance as at 25 August 2003			41,327,571

DATE	NATURE OF CHANGE	CONSIDERATION $	QUANTITY
03/09/03	Sale	(62,320)	(38,000)
03/09/03	Sale	(36,080)	(22,000)
03/09/03	Sale	(111,520)	(68,000)
03/09/03	Sale	(160,720)	(98,000)
03/09/03	Sale	(137,760)	(84,000)
03/09/03	Sale	(91,978)	(56,084)
03/09/03	Sale	(24,600)	(15,000)
25/09/03	Purchase	47,700	30,000
25/09/03	Purchase	127,200	80,000
30/09/03	Purchase	124,800	78,000
30/09/03	Purchase	73,600	46,000
30/09/03	Purchase	395,910	249,000
30/09/03	Purchase	118,400	74,000
30/09/03	Purchase	118,400	74,000
30/09/03	Purchase	651,900	410,000
30/09/03	Purchase	542,190	341,000
30/09/03	Purchase	118,400	74,000
30/09/03	Purchase	182,400	114,000
30/09/03	Purchase	64,000	40,000
10/10/03	Purchase	348,820	214,000
17/10/03	Sale	(116,087)	(69,932)
20/10/03	Sale	(212,568)	(128,053)
03/11/03	Sale	(366,750)	(225,000)
10/11/03	Sale	(627,000)	(380,000)
13/11/03	Sale	(89,755)	(55,000)
13/11/03	Sale	(53,853)	(33,000)
13/11/03	Sale	(378,601)	(232,000)
13/11/03	Sale	(442,062)	(270,888)
13/11/03	Sale	(407,500)	(250,000)

This is page 2 of 4 pages of Annexure 2 referred to in Form 604 signed by me and dated 05/04/04.

....
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	CONSIDERATION $	QUANTITY
13/11/03	Sale	(164,000)	(100,000)
13/11/03	Sale	(481,411)	(295,000)
13/11/03	Sale	(132,184)	(81,000)
13/11/03	Sale	(35,902)	(22,000)
20/11/03	Purchase	65,600	40,000
20/11/03	Purchase	41,000	25,000
20/11/03	Purchase	180,400	110,000
20/11/03	Purchase	237,800	145,000
20/11/03	Purchase	114,800	70,000
20/11/03	Purchase	29,520	18,000
24/11/03	Purchase	244,923	147,544
28/11/03	Purchase	68,000	40,000
06/01/04	Sale	(668,000)	(400,000)
07/01/04	Sale	(412,360)	(244,000)
07/01/04	Sale	(388,869)	(230,100)
07/01/04	Sale	(101,400)	(60,000)
07/01/04	Sale	(103,090)	(61,000)
07/01/04	Sale	(27,040)	(16,000)
16/01/04	Sale	(117,480)	(66,000)
16/01/04	Sale	(80,100)	(45,000)
16/01/04	Sale	(487,720)	(274,000)
16/01/04	Sale	(922,040)	(518,000)
16/01/04	Sale	(628,340)	(353,000)
16/01/04	Sale	(172,660)	(97,000)
16/01/04	Sale	(46,280)	(26,000)
09/02/04	Purchase	313,250	179,000
09/02/04	Purchase	211,750	121,000
09/02/04	Purchase	458,500	262,000
11/02/04	Purchase	153,728	93,174
11/02/04	Purchase	103,820	62,925
11/02/04	Purchase	649,745	393,809
11/02/04	Purchase	905,663	548,920
11/02/04	Purchase	827,262	501,401
11/02/04	Purchase	225,951	136,948
11/02/04	Purchase	60,739	36,814
24/02/04	Purchase	79,650	45,000
24/02/04	Purchase	53,100	30,000
24/02/04	Purchase	115,050	65,000
24/02/04	Purchase	30,090	17,000
05/03/04	Sale	(184,000)	(100,000)
09/03/04	Sale	(122,760)	(66,000)
09/03/04	Sale	(158,100)	(85,000)
09/03/04	Sale	(159,960)	(86,000)
09/03/04	Sale	(24,180)	(13,000)
15/03/04	Sale	(279,633)	(154,000)
15/03/04	Sale	(288,712)	(159,000)
16/03/04	Sale	(145,600)	(80,000)
16/03/04	Sale	(31,280)	(17,000)
16/03/04	Sale	(120,120)	(66,000)

This is page 3 of 4 pages of Annexure 2 referred to in Form 604 signed by me and dated 05/04/04.

pp ....

S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	CONSIDERATION $	QUANTITY
16/03/04	Sale	(600,600)	(330,000)
16/03/04	Sale	(128,800)	(70,000)
16/03/04	Sale	(800,800)	(440,000)
16/03/04	Sale	(176,640)	(96,000)
16/03/04	Sale	(169,280)	(92,000)
16/03/04	Sale	(782,600)	(430,000)
16/03/04	Sale	(211,120)	(116,000)
16/03/04	Sale	(46,000)	(25,000)
16/03/04	Sale	(69,160)	(38,000)
24/03/04	Sale	(110,400)	(60,000)
24/03/04	Sale	(441,600)	(240,000)
25/03/04	Sale	(251,379)	(136,619)
31/03/04	Purchase	311,500	175,000
31/03/04	Purchase	44,500	25,000
01/04/04	Purchase	417,720	236,000
01/04/04	Purchase	281,430	159,000
01/04/04	Purchase	1,663,800	940,000
01/04/04	Purchase	2,194,800	1,240,000
01/04/04	Purchase	2,212,500	1,250,000
01/04/04	Purchase	607,110	343,000
01/04/04	Purchase	162,840	92,000

Balance as at 5 April 2004 (refer below)	**42,887,430**
Number of units on issue	**621,097,000**
Percentage of issued units held	**6.91%**

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	12,495,992
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	12,140,032
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	9,287,172
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	933,294
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	8,030,940
Balance as at 5 April 2004			42,887,430

pp ....

S J Sharpe
Company Secretary

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ABN 54 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ABN 32 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ABN 90 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ABN 30 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust and the MLC Pooled Trust.

"National Nominees" means National Nominees Limited (ABN 51 004 278 899), a subsidiary of National Australia Bank Limited (ABN 12 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ABN 21 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super" means Woolworths Group Superannuation Scheme Pty Limited (ABN 25 010 009 382) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Pooled Trust MLC MasterKey Unit Trust
Cogent Nominees Pty Limited	WOW Super
National Nominees Limited	Victoria State Superannuation Fund